                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                SCHEDULE 13G/A

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                        UNDER THE SECURITES ACT OF 1934


                      FIRST VIRTUAL HOLDINGS INCORPORATED
              --------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
              --------------------------------------------------
                        (Title of Class and Securities)

                                  337 486 104
              --------------------------------------------------
                                (Cusip Number)

                          ---------------------------

-----------------------                                  ---------------------
  CUSIP NO. 337486104                 13G/A                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Paymentech Merchant Services, Inc.
      75-2044092
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Nevada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,636,217

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,636,217

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,636,217

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                        (_)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      18.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 4 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  Schedule 13G
                   Under the Securities Exchange Act of 1934


Fee enclosed [_] or Amendment No. 3

ITEM 1(a) NAME OF ISSUER:
          First Virtual Holdings Incorporated

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          11975 El Camino Real, San Diego, CA 92130

ITEM 2(a) NAME OF PERSON(S) FILING:
          Paymentech Merchant Services, Inc.
          (f.k.a. First USA Merchant Services, Inc.)

As of December 31, 1997, Paymentech Merchant Services, Inc. was the direct owner of 1,636,217 shares of the common stock, par value $.001 per share, of First Virtual Holdings Incorporated which includes 852,272 shares issuable upon exercise of warrants to purchase common stock, currently exercisable.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

1601 Elm Street, Ste. 800, Dallas, Texas 75201

ITEM 2(c) CITIZENSHIP:   Nevada

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.001 per share

ITEM 2(e) CUSIP NUMBER:

337 486 104

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS:

          (a)  [_]  Broker or dealer registreed under Section 15 of the Act.

          (b)  [_]  Bank as defined in Section 3(a)(6) of the Act.

          (c)  [_]  Insurance Company as defined in Section 3(a)(6) of the Act

          (d) [_] Investment Company registered under Section 8 of the Investment Company Act.

          (e) [_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

          (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see SECTION 240.13d(b)(1)(ii)(F)

          (g)  [_]  Parent Holding Company in accordance with
                    Section 240.13d-1(b)(1)(ii)(G).

          (h)  [_]  Group, in accordance with s.s. 240.13d-1(b)(ii)(H)

ITEM 4    OWNERSHIP

          (a) Amount Beneficially Owned: 1,636,217

          (b) Percent of Class:  18.5%

          (c) Number of shares as to which such person has:

              i)   Sole power to vote or to direct the vote: 1,636,217

              ii)  Shared power to vote or to direct the vote: None

              iii) Sole power to dispose or to direct the disposition of:
                   1,636,217

              iv)  Shared power to dispose or to direct the disposition of:
                   None

ITEM 5    OWNERSHIP OF 5% OR LESS OF A CLASS:

Not applicable.

ITEM 6    OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

The securities are owned by Paymentech Merchant Services, Inc. a wholly owned subsidiary of Paymentech, Inc. and Paymentech Management Resources, Inc.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


Not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF THE GROUP:

Not applicable.

ITEM 10   CERTIFICATION

Not applicable.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 6, 1998
                                        ------------------------------
                                                    (Date)


                                        Paymentech Merchant Services, Inc.

                                        By: /s/ Philip E. Taken
                                            ---------------------------
                                                   (Signature)


                                        Name:  Philip E. Taken
                                        Title: Chief Administrative Officer
                                               and General Counsel